SOCIAL MEDIA POSTS



Streamline 66 ✔ @streamline66 · 1m



Sigmund Cornelius, Elliott nominee for Phillips 66's (NYSE: PSX) Board and former CFO of ConocoPhillips, believes the Company must act to unlock trapped value: "Great companies don't sit on legacy structures." Listen to the full #Streamline66 Podcast interview:

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Streamline 66 ✔ @streamline66 · 2m

Is Phillips 66 (NYSE: PSX) sandbagging its Q1 results by working to lower Wall Street expectations? Or does management's guidance indicate deeply disappointing results to be announced soon? Either way, it shows the need for real change at Phillips 66. #Streamline66



STREAMLINE 66

> ## If [Phillips 66] can't improve results, lower expectations?

— Elliott Investment Management, April 22, 2025

ⓘ Click here for more important information

Phillips 66's Q1 Results: Poor Performance or Sandbagging?

From streamline66.com



Streamline 66  @streamline66 · 1m

Phillips 66 (NYSE: PSX) CEO Mark Lashier ranked last in effectiveness relative to his peers in a recent survey of institutional shareholders. Vote the GOLD card FOR Elliott's qualified Board nominees and proposal calling for annual elections for all Board seats.



STREAMLINE 66

INVESTORS SEE PHILLIPS 66'S CEO, MARK LASHIER, AS INEFFECTIVE

1 - Very Ineffective
5 - Very Effective

Valero: 3.4
Marathon: 2.6
Phillips 66: 2.2

ⓘ Click here for more important information   Note: Third-party survey conducted as of March 2025.

Investor Survey Ranks Phillips 66 CEO Last in Effectiveness | Elliott

From streamline66.com